Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299
November 22, 2010
VIA FAX AND EDGAR TRANSMISSION
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	Grifols, SA Amendment No. 2 to Registration Statement on Form F-4 Filed November 5, 2010 File No. 333-168701 Response to Staff Comment Letter dated November 17, 2010
Dear Mr. Riedler:
Reference is made to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced amendment to registration statement on Form F-4 (the “Registration Statement”) of Grifols, S.A. (the “Company” or “Grifols”), in your letter dated November 17, 2010 (the “Comment Letter”).
I am writing to respond to the comments. The responses are below, and we have attached changed pages showing the specific changes that will be made in response to the Staff’s comments in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which we expect to file on or about November 29, 2010.
For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 5 and have provided responses immediately below such comments.
SEC Comment No. 1.
The Transaction
Conditions to Complete the Transactions, page 10
1.	We note your response to our prior comment 1. Your additional disclosure does not identify which of these conditions are subject to waiver under applicable law, as previously requested. Please revise this disclosure accordingly.
Response to Comment No. 1.
In response to the Staff’s comment, we have revised the relevant disclosure in the F-4 to state that under applicable law or regulation, one or both parties may not be permitted to complete the merger on the
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November 22, 2010

terms currently contemplated by the merger agreement if any of the mutual conditions is not satisfied or if any of the Talecris conditions relating to valid issuance of the Grifols non-voting shares or relating to the deeds and by-law amendments necessary for the issuance of the Grifols non-voting shares are not satisfied, even if waived by Talecris. The Staff is supplementally advised that we have phrased this disclosure in terms of “permitted to close under applicable law or regulation” rather than in terms of “waiver” to avoid confusing investors with unnecessary detail about the possible distinction between whether a condition can be waived as a matter of contract by the party benefitting from the condition as opposed to whether the party or parties having an obligation to fulfill a condition can “waive” or ignore compliance with applicable law or regulation. Please see the attached changed pages.
SEC Comment No. 2.
Notes to the Consolidated Financial Statements
(7) Goodwill
Impairment testing, page F-57
2.	We note your response to our prior comment 14 which indicates that you will enhance disclosure in future filings as the omission suggested in our comment does not constitute a material error in the previously issued financial statements as defined under IAS 8. We are still in process of reviewing your response to this comment and may have additional comments.
Response to Comment No. 2.
We acknowledge that the Staff may have additional comments once it has completed its review of our response to the Staff’s prior comment 14.
SEC Comment No. 3.
(8) Other Intangible Assets
Impairment testing, page F-58
3.	Your response to our prior comment 87 in our letter dated September 8, 2010 clarifies the fact that you use post-tax rates in your cash flow projections when performing impairment testing and discusses your basis for using the post-tax rate when IAS 36.55 states that pre-tax rates must be used. Please disclose the following:
•	an assertion in your accounting policy note that the use of post-tax assumptions does not result in a VIU that is materially different had pre- tax assumptions been used;

•	the post-tax discount rate used; and

•	the pre-tax discount rate.

November 22, 2010

Response to Comment No. 3.
The Company acknowledges the Staff’s comments. In response to prior comment no. 87 in the Company’s reply letter dated October 4, 2010, the Company provided additional information with respect to Note 8.
The Company has revised the applicable disclosure in the Registration Statement, under the section entitled “Operation and Financial Review of Grifols”, to address the Staff’s comment as set forth in the italicized texts below (please see attached changed page):
“Management determines budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rates used are after tax and reflect specific risks related to the relevant CGUs. The use of pre-tax discount rates would not lead to a materially different value in use for the relevant CGUs.
The discounts rates used are as follows:

	Pre-tax	Post-tax
	discount rate	discount rate

Bioscience	9.5%-13%	8%
Diagnostic	9.8%	8.7%
In addition, the Staff is advised that the Company will further enhance its disclosure in its consolidated financial statements in future filings, as to disclose both pre-tax and post-tax discount rates as related to impairment testing.
SEC Comment No. 4.
(5) Equity
(c) Reserves, page F-66
4.	We note your response to our prior comments 16 and 17 which indicates that you will enhance disclosure in future filings as the omission suggested in our comment does not constitute a material error in the previously issued financial statements as defined under IAS 8. We are still in process of reviewing your response to this comment and may have additional comments.
Response to Comment No. 4.
We acknowledge that the Staff may have additional comments once it has completed its review of our response to the Staff’s prior comments 16 and 17.
SEC Comment No. 5.
Talecris Biotherapeutics Holdings Corp Financial Statements, page F-111
5.	Please revise to update your financial statements for the interim period ending September 30, 2010 as required in Rule 3-12 of Regulation S-X.

November 22, 2010

Response to Comment No. 5.
We acknowledge the Staff’s comment and we will update the financial statements in the Registration Statement.
* * * *

November 22, 2010

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Julie Allen at (212) 969-3155 or Peter Samuels at (212) 969-3335.

Sincerely,
/s/	Julie M. Allen, Esq.

Julie M. Allen, Esq.

cc:	Christine Allen Melissa Rocha Scott Foley Suzanne Hayes

Grifols’ and Grifols Inc.’s obligation to effect the Talecris-Grifols merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions, which are referred to as the additional closing conditions for Grifols’ benefit:

•	the truth and correctness of Talecris’ representations and warranties, subject to specified materiality thresholds, as of the date of the merger agreement and as of the closing date of the transaction;

•	the performance or compliance, in all material respects, of Talecris of its obligations under the merger agreement at or prior to the consummation of the transaction;

•	the delivery by Stream Merger Sub of the resignation of each member of its Board of Directors, effective as of the closing of the Talecris-Grifols merger; and

•	either:

•	the aggregate number of qualifying dissenting shares does not exceed 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, or

•	if the aggregate number of qualifying dissenting shares exceeds this 15% threshold, Talecris Holdings agrees to indemnify Grifols for the total incremental cost (by which the appraised fair value exceeds the value of the merger consideration), if any, for the dissenting shares exceeding the 15% threshold (calculated as described in the section entitled “The Transaction — Agreements with Respect to Appraisal or Dissenting Shares.”);

however, this condition will automatically be deemed to have been waived if Grifols does not deliver notice of its intention not to effect the transaction and conduct the closing due to the failure of the condition described above, or delivers a notice that is untimely and either Talecris or Talecris Holdings is actually prejudiced as a result of such untimely delivery. This condition is referred to as the dissenting shares condition. As of the record date, there were approximately 62,776,112 issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders. Qualifying dissenting shares are shares held by holders who have complied in all respects with the procedures set forth in Section 262 of the DGCL and have taken all steps required in order to perfect such rights and who have not withdrawn his or her or their requests for such rights or failed to act to perfect any such rights.

Any of the conditions described above may be waived at any time, before or after the receipt of Talecris stockholder approval. Under the merger agreement, the mutual conditions may be waived by both Grifols and Talecris acting together, the additional closing conditions for Talecris’ benefit may be waived by Talecris in its sole discretion and the additional closing conditions for Grifols’ benefit may be waived by Grifols in its sole discretion, in each case, to the extent permitted by law.▲ ▲However, stockholders are advised that, ▲under applicable law or regulation, one or both parties may not be permitted to complete the merger if any of the mutual conditions or any of the Talecris conditions relating to valid issuance of the Grifols non-voting shares or relating to the deeds and by-law amendments necessary for the issuance of the Grifols non-voting shares are not satisfied, even if waived by Talecris. Talecris and Grifols cannot be certain when, or if, the conditions to the transaction will be satisfied or waived, or that the transaction will be completed.

Closing; Effective Time; Completion of the Transaction (see page 143)

Under the terms of the merger agreement, the closing of the transaction will occur on the third business day after satisfaction or waiver of the conditions to closing (other than those conditions that by their terms are to be satisfied by actions to be taken at the closing of the transaction, but subject to the satisfaction or waiver of those conditions). However, if on such third business day, the proceeds of the financing contemplated by the commitment letter (or alternative financing) are unavailable, the closing will not be required to occur until the earlier of (1) the date on which the proceeds of such financing are available and (2) the business day prior to the outside date.

The date designated as the initial outside date is March 6, 2011. However, if the transaction is not completed on or before such date because of a temporary restraining order, or preliminary or permanent injunction prohibiting or preventing the completion of the transaction, because of a failure to obtain the requisite antitrust clearance approvals, or because of a failure by Grifols to obtain the proceeds of the financing contemplated by the commitment letter (or alternative financing), but Grifols has in place financing commitments meeting specified criteria with an expiration date that is later than March 6, 2011, then each of Talecris and Grifols will have the option to extend the outside date to (1) the date on which the financing commitment expires or (2) September 6, 2011, whichever is earlier.

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Any of the conditions described above may be waived at any time, before or after the receipt of Talecris stockholder approval. Under the merger agreement, the mutual conditions may be waived by both Grifols and Talecris acting together, the additional closing conditions for Talecris’ benefit may be waived by Talecris in its sole discretion and the additional closing conditions for Grifols’ benefit may be waived by Grifols in its sole discretion, in each case, to the extent permitted by law. ▲However, stockholders are advised that, ▲under applicable law or regulation, one or both parties may not be permitted to complete the merger if any of the mutual conditions or any of the Talecris conditions relating to valid issuance of the Grifols non-voting shares or relating to the deeds and by-law amendments necessary for the issuance of the Grifols non-voting shares are not satisfied, even if waived by Talecris.

If the Grifols Board of Directors or the Talecris Board of Directors determines that resolicitation of their respective company’s stockholders or shareholders is not warranted, the applicable company will have the discretion to complete the transaction without seeking further stockholder or shareholder approval.

The proposed transaction between Grifols and Talecris may adversely affect operations and financial performance.

The announcement of the proposed transaction of Grifols and Talecris may result in the loss of key employees, suppliers and customers. The demand on the companies’ managements’ time and the companies’ resources relating to regulatory approvals and integration planning may interfere with day-to-day oversight of operations. As a result, the companies’ operations and financial performance could be adversely affected while they prepare for the transaction or in future periods should the transaction occur.

Lawsuits have been filed against Talecris, Grifols, and certain officers and directors of Talecris challenging the transaction, and any adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the transaction.

Four purported class action lawsuits have been filed by Talecris stockholders challenging the proposed transaction. Two of the lawsuits were filed in the Court of Chancery of the State of Delaware and have been consolidated under the caption In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL. The other two lawsuits were filed in the Superior Court of the State of North Carolina and are captioned Rubin v. Charpie, et al., No. 10 CV 004507 (North Carolina Superior Court, Durham County), and Kovary v. Talecris Biotherapeutics Holdings Corp., et al., No. 10 CV 011638 (North Carolina Superior Court, Wake County). The lawsuits name as defendants Talecris, the members of the Talecris Board of Directors, Grifols, S.A. and its subsidiary, Grifols Inc., and, in the Delaware consolidated action, Talecris Holdings and Stream Merger Sub, Inc. The two North Carolina actions have been stayed.

All of the lawsuits allege that the individual defendants (and, in the consolidated Delaware action, Talecris Holdings) breached their fiduciary duties to the Talecris stockholders in connection with the proposed transaction with Grifols, and that Grifols (and, in one of the North Carolina cases, Talecris, and in the Delaware action, Grifols, Inc.) aided and abetted those breaches. The Delaware complaint alleges, among other things, that the consideration offered to Talecris stockholders pursuant to the proposed transaction is inadequate; that the Talecris Board of Directors failed to take steps to maximize stockholder value; that Talecris’ IPO and debt refinancing in 2009 were intended to facilitate a sale of Talecris; that Cerberus and Talecris Holdings arranged the proposed merger for the benefit of Cerberus, without regard to the interests of other stockholders; that the voting agreements impermissibly lock up the transaction; that the merger agreement contains terms, including a termination fee, that favor Grifols and deter alternative bids; and that the preliminary Form F-4 filed on August 10, 2010 contains material misstatements and/or omissions, including with respect to the availability of appraisal rights in the merger; the purpose and effects of the Virginia reincorporation merger; the antitrust risks of the proposed transaction; the financial advisors’ analyses regarding the Grifols’ non-voting stock to be issued in connection with the transaction; and the fees to be paid to Morgan Stanley by Talecris and Grifols in connection with the proposed transaction. The Delaware complaint also alleges that Talecris stockholders are entitled to appraisal rights in connection with the transaction pursuant to Section 262 of the Delaware General Corporation Law, and that the transaction violates the Delaware General Corporation Law by failing to provide such rights. The Delaware action seeks equitable and injunctive relief, including a determination that the stockholders have appraisal rights in connection with the merger, and damages. On October 29, 2010, the parties to the Delaware litigation entered into a Memorandum of Understanding, or MOU, reflecting an agreement in principle to settle that

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•	either:

•	the aggregate number qualifying dissenting shares does not exceed 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, or

•	if the aggregate number of qualifying dissenting shares exceeds this 15% threshold, Talecris Holdings agrees to indemnify Grifols for the total incremental cost (by which the appraised fair value exceeds the value of the merger consideration), if any, for the dissenting shares exceeding the 15% threshold (calculated as described in the section entitled “The Transaction — Agreements with Respect to Appraisal or Dissenting Shares.”);

however, this condition will automatically be deemed to have been waived if Grifols does not deliver notice of its intention not to effect the transaction and conduct the closing due to the failure of the condition described above, or delivers a notice that is untimely and either Talecris or Talecris Holdings is actually prejudiced as a result of such untimely delivery . This condition is referred to as the dissenting shares condition. Qualifying dissenting shares are shares held by holders who have complied in all respects with the procedures set forth in Section 262 of the DGCL and have taken all steps required in order to perfect such rights and who have not withdrawn his or her or their requests for such rights or failed to act to perfect any such rights.

No assurance can be provided as to when or if all of the conditions to the transaction can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, Grifols and Talecris have no reason to believe that any of these conditions will not be satisfied.

Any of the conditions described above may be waived at any time, before or after the receipt of Talecris stockholder approval. Under the merger agreement, the mutual conditions may be waived by both Grifols and Talecris acting together, the additional closing conditions for Talecris’ benefit may be waived by Talecris in its sole discretion and the additional closing conditions for Grifols’ benefit may be waived by Grifols in its sole discretion, in each case, to the extent permitted by law. ▲However, stockholders are advised that, ▲under applicable law or regulation, one or both parties may not be permitted to complete the merger if any of the mutual conditions or any of the Talecris conditions relating to valid issuance of the Grifols non-voting shares or relating to the deeds and by-law amendments necessary for the issuance of the Grifols nonvoting shares are not satisfied, even if waived by Talecris.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the Talecris-Grifols merger by the mutual written consent of Talecris and Grifols. Also, subject to specified qualifications and exceptions described below, either Talecris or Grifols may terminate the merger agreement at any time prior to the completion of the Talecris-Grifols merger if:

•	the transaction does not occur on or before the outside date; however, the right to terminate the merger agreement under the circumstances described in this bullet point will not be available (1) except as described below, to a party whose breach of an agreement or covenant in the merger agreement has been a proximate cause of, or resulted in, the failure of the Talecris-Grifols merger to be consummated on or before the outside date, (2) to Talecris, if Talecris Holdings’ material breach of the Talecris voting agreement has been a proximate cause of, or resulted in, the failure of the Talecris-Grifols merger to be consummated on or before the outside date or (3) to Grifols, if the material breach (or breaches) by one or more of the Grifols shareholders who is a party to a Grifols voting agreement has (or have) been, individually or in the aggregate, a proximate cause of, or resulted in, the failure of the Talecris-Grifols merger to be consummated on or before the outside date;

As an exception to clause (1), Grifols has the right to terminate the merger agreement under the circumstances described in the bullet above even if it or Grifols, Inc. breaches the merger agreement in a manner (x) that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) Grifols’ or Grifols, Inc.’s covenants to obtain the financing contemplated by the commitment letter (or alternative financing) or to obtain all the requisite approvals and clearances for the transactions contemplated by the merger agreement under all applicable antitrust laws or (y) that causes or results in, or would cause or result in, a failure of Grifols or Grifols, Inc. to conduct the closing or consummate the transactions contemplated by the merger

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Details of and movement in goodwill in the year 2010 are as follows:

	Thousands of Euros
	Balances at			Balances at
	September 30,	Business	Translation	December 31,
	2010	▲Combinations	Differences	2009

Net value
Grifols UK, Ltd.	7,989	—	253	7,736
Grifols Italia, S.p.A.	6,118	—	0	6,118
Biomat USA, Inc.	110,683	14,770	5,824	90,089
Plasmacare, Inc.	37,658	—	1,982	35,676
Plasma Collection Centers, Inc.	0	(14,770)	0	14,770
Woolloomooloo Holdings Pty Ltd.	22,268	—	2,657	19,611

	184,716	0	10,716	174,000

Goodwill has been allocated to each of Grifols’ CGUs in accordance with their respective business segment and on a geographical basis, those being the lowest level at which goodwill is monitored for internal purposes. Plasma Collection Centers Inc. and Plasmacare, Inc. are integrated into the management of Biomat USA, Inc. for the purpose of impairment analysis.

With the exception of the Woolloomooloo Holdings Pty. Ltd CGU, which mainly operates in the Diagnostic division, all CGUs with goodwill belong to the Bioscience division.

At December 31, 2009, Grifols has recognized licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 23.4 million (Euros 23.9 million at December 31, 2008), which have been allocated to Grifol’s Plasmacare, Inc. and Biomat USA, Inc. CGUs, which belong to the Bioscience division.

The recoverable amount of a CGU is determined based on its value in use. These calculations are based on cash flow projections from the financial budgets approved by management over a period of five years. Cash flows beyond this five-year period are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating value in use of CGUs are as follows:

	CGUs
	Bioscience		Diagnostic

Growth rate used to extrapolate projections	3%		2%
Discount rate before tax	9.5	%-13%	9.8%
Discount rate after tax	8%		8.7%

Management determines budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are ▲consistent with the forecasts included in industry reports. The discount rates used are after tax and reflect specific risks related to the relevant CGUs. The use of pre-tax discount rates would not lead to a materially different value in use for the relevant CGUs.

Sensitivity to changes in key assumptions

In order to determine the sensitivity of value in use to changes in the key assumptions, Grifols analyzed the impact taking into account the following modifications in the key assumptions:

	CGUs
	Bioscience	Diagnostic

Growth rate used to extrapolate projections	1%	1%
Discount rate after tax	10%	10%

The modified key assumptions described above did not result in an impairment of the value of the goodwill and the intangible assets with indefinite useful lives.

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